UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)

Churchill Downs Incorporated

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

171484-10-8

(CUSIP Number)

Kristen Danyluk

The Duchossois Group, Inc.

444 W. Lake Street, Suite 2000

Chicago, Illinois 60606

312.586.2080

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

(Continued on following pages)

CUSIP NO. 171484-10-8

1	NAME OF REPORTING PERSONS The Duchossois Group, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 36-3061841
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,000,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1% (See Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 171484-10-8

1	NAME OF REPORTING PERSONS CDI Holdings LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 32-0480627
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,000,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1% (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 171484-10-8

1	NAME OF REPORTING PERSONS Craig J. Duchossois
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,240,000 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 240,000 (See Item 5)
	10	SHARED DISPOSITIVE POWER 3,000,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,240,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4% (See Item 5)
14	TYPE OF REPORTING PERSON IN

Item 1 is hereby amended in its entirety to read as follows:

Item 1. Security and Issuer

This Amendment No. 10 amends the Statement on Schedule 13D, as amended (the “Schedule 13D”), originally filed with the Securities and Exchange Commission on July 3, 2000 by The Duchossois Group, Inc. (f/k/a Duchossois Industries, Inc., an Illinois corporation (“TDG Illinois”)), and Richard L. Duchossois. This Amendment No. 10 relates to shares of Common Stock, no par value per share (the “Common Stock”), of Churchill Downs Incorporated, a Kentucky corporation (the “Issuer”). On January 25, 2019, the Issuer effected a three-for-one stock split of the Issuer’s Common Stock, and on May 22, 2023, the Issuer effected a two-for-one stock split of the Issuer’s Common Stock (the “Stock Splits”). Unless otherwise noted herein, all shares of Common Stock and per share amounts in this Amendment No. 10 reflect the Stock Splits.

The principal executive office and mailing address of the Issuer is 600 North Hurstbourne Parkway, Louisville, Kentucky 40222.

The following amendments to the Schedule 13D are hereby made by this Amendment No. 10.

Amendment No. 9 was filed primarily to report the death of Richard L. Duchossois and the elimination of the shares formerly held by him from this filing.

Item 2 is hereby amended in its entirety to read as follows:

Item 2. Identity and Background

This Amendment No. 10 is being filed by (i) The Duchossois Group, Inc., a Delaware corporation (“TDG”), (ii) CDI Holdings LLC, a Delaware limited liability company (“Holdings”), and (iii) Craig J. Duchossois (collectively, the “Reporting Persons”). Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “person” for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or that the Reporting Persons constitute a “group” for any purpose.

TDG, through its subsidiaries, holds various investments. The address of TDG’s principal business and principal office is 444 W. Lake Street, Suite 2000, Chicago, Illinois 60606. Appendix A hereto, which is incorporated herein by this reference, sets forth the name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of the directors, managers, executive officers and control persons of TDG.

Holdings is a limited liability company established under the laws of Delaware with a principal address of 444 W. Lake Street, Suite 2000, Chicago, Illinois 60606. TDG is the sole member and manager of Holdings. The principal business of Holdings is to hold investments.

Craig J. Duchossois is principally employed as the Executive Chair of TDG. His business address is 444 W. Lake Street, Suite 2000, Chicago, Illinois 60606. He is a citizen of the United States.

During the last five years, none of the Reporting Persons and, to the best knowledge of each of them, none of the persons listed on Appendix A attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 is hereby amended in its entirety to read as follows:

Item 3. Source and Amount of Funds or Other Consideration

The response to Item 6 is incorporated herein by this reference.

On April 23, 2019, 51,646 shares of Common Stock that had been granted to Richard L. Duchossois for his service as a director of the Issuer vested (as to 35,862 RSUs) and converted (as to 15,784 shares of phantom stock) following his retirement from the board of directors of the Issuer, of which 27,288 shares of Common Stock were previously reported as owned directly by Mr. Duchossois. Between April 5, 2018 and March 13, 2020, Richard L. Duchossois acquired 188,218 shares of Common Stock for an aggregate purchase price of $8,024,282. The purpose of his purchases was for investment purposes with the aim of increasing the value of his investments in the Issuer. The source of funds for such purchases was his personal funds.

On April 24, 2018, 101,232 shares of Common Stock that had been granted to Craig J. Duchossois for his service as a director of the Issuer vested (as to 32,694 RSUs) and converted (as to 68,538 shares of phantom stock) following his retirement from the board of directors of the Issuer. On December 21, 2018, Craig J. Duchossois caused the CJD RBD Legacy Trust to purchase 32,892 shares of Common Stock for an aggregate purchase price of $1,295,287. The purpose of this purchase was for investment purposes with the aim of increasing the value of his investments in the Issuer. The source of funds for such purchases was funds held in trust for his benefit.

Item 4 is hereby amended in its entirety to read as follows:

Item 4. Purpose of Transaction

The responses to Item 3 and Item 6 are incorporated herein by this reference.

On December 18, 2023, Holdings entered into an agreement to sell to the Issuer 1,000,000 shares of Common Stock for aggregate consideration of $123,750,000 (the “2023 Stock Repurchase Agreement”). This sale transaction is being effected as part of the Duchossois family’s plan to diversify its holdings. The sale is expected to settle on January 2, 2024.

From November 8, 2021 through January 27, 2022, Richard L. Duchossois contributed 646,662 shares of Common Stock to the Richard L. Duchossois Foundation. Upon Richard L. Duchossois’ death on January 28, 2022, his remaining 626,146 shares of Common Stock remained held by the Richard L. Duchossois Revocable Trust of which a third party became trustee.

On February 1, 2021, Holdings sold to the Issuer 2,000,000 shares of Common Stock for aggregate consideration of $193,940,000 pursuant to that certain Stock Repurchase Agreement, dated February 1, 2021, between Holdings and the Issuer (the “2021 Stock Repurchase Agreement”). This sale transaction was effected as part of the Duchossois family’s plan to diversify its holdings.

On June 9, 2017, Holdings sold to the Issuer 2,000,000 shares of Common Stock for aggregate consideration of $158,782,444 pursuant to that certain Stock Repurchase Agreement, dated June 9, 2017, between Holdings and the Issuer (the “2017 Stock Repurchase Agreement”). In connection with the 2017 Stock Repurchase Agreement, Holdings and the Issuer entered into an Amended and Restated Stockholder’s Agreement (the “Amended and Restated Agreement”) to that certain Stockholder’s Agreement, dated September 8, 2000, between TDG and the Issuer (the “Stockholder’s Agreement”), as amended by the First Amendment to Stockholder’s Agreement, dated November 19, 2015 (the “Amendment”). The Amended and Restated Agreement provides for (i) limited registration rights for Holdings, until Holdings no longer holds at least 5% of the then outstanding Common Stock; and (ii) a restricted legend removal process. This sale transaction was effected as part of the Duchossois family’s plan to diversify its holdings.

No Reporting Person has any agreement which would be related to or would result in any of the matters described in Items 4 (a) – (j) of Schedule 13D, other than as disclosed herein. However, each Reporting Person expects its evaluation of this investment and investment alternatives to be ongoing.

No Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, although consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock, depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

The foregoing response to this Item 4 is qualified in its entirety by reference to the Amended and Restated Agreement, which is filed as Exhibit 5.4 and is incorporated herein by this reference.

Item 5 is hereby amended in its entirety to read as follows:

Item 5. Interest in Securities of the Issuer

The response to Item 6 is incorporated herein by this reference.

For the purposes of Rule 13d-3 as promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), upon consummation of the transactions contemplated by the 2023 Stock Repurchase Agreement, TDG beneficially owns, and has shared disposition power of, 3,000,000 shares of Common Stock, including 3,000,000 shares (or 4.1%) of Common Stock directly owned by Holdings (the “Holdings Shares”). TDG is the sole member and manager of Holdings. For the purposes of Rule 13d-3 as promulgated under the Exchange Act, Holdings beneficially owns, and has shared disposition power of, the Holdings Shares. By virtue of the Voting Trust Agreement (as defined herein), neither TDG nor Holdings has or shares voting power with respect to the Holdings Shares. Holdings is the registered holder of the Holdings Shares and has the right to receive dividends from, or the proceeds from the sale of, such securities.

Craig J. Duchossois beneficially owns, and has sole voting and disposition power of, 240,000 shares (or 0.3%) of the Common Stock through the Craig J. Duchossois Revocable Trust (207,108 shares) and the CJD RBD Legacy Trust (32,892 shares), of which he is the sole Investment Advisor and directs the trustee on all investment matters. By virtue of his position as a director and executive officer, and his ability to direct the investment decisions, of TDG and his position as the Voting Trustee under the Voting Trust Agreement, Craig J. Duchossois shares disposition power and has sole voting power with respect to the Holdings Shares and, for purposes of Rule 13d-3, may be deemed to beneficially own the Holdings Shares. The Holdings Shares, when aggregated with the 240,000 shares of Common Stock beneficially owned by Craig J. Duchossois, results in Mr. Duchossois being deemed to beneficially own 3,240,000 shares of Common Stock, or approximately 4.4% of the Outstanding Shares after giving effect to the transactions contemplated by the 2023 Stock Repurchase Agreement. Craig J. Duchossois disclaims beneficial ownership of the Holdings Shares.

The percentages set forth in this Item 5 and in the cover pages are based on 73,594,820 shares of Common Stock of the Issuer outstanding (the “Outstanding Shares”), which is calculated based on 74,594,820 shares outstanding as of October 19, 2023 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the quarter ended September 30, 2023, as such outstanding shares shall be reduced by the transactions contemplated by the 2023 Stock Repurchase Agreement.

Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of Common Stock during the preceding 60 days.

After giving effect to the transactions contemplated by the agreements described in Item 4 above, the Reporting Persons will cease to be beneficial owners of more than 5% of the Issuer’s outstanding Common Stock.

Item 6 is hereby amended in its entirety to read as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The following response to this Item 6 is qualified in its entirety by reference to the Stockholder’s Agreement, dated September 8, 2000, between TDG Illinois and the Issuer (the “Stockholder’s Agreement”), the First Amendment to Stockholder’s Agreement, dated November 19, 2015, between TDG and the Issuer (the “Amendment”), the Amended and Restated Stockholder’s Agreement, dated June 9, 2017, between Holdings and the Issuer (the “Amended and Restated Agreement”), and the Voting Trust Agreement, dated July 3, 2019, among TDG, Holdings and Craig J. Duchossois (the “Voting Trust Agreement”), which are Exhibits 5.1, 5.2, 5.4 and 5.6 hereto, respectively, and incorporated herein by this reference.

The number of shares of Common Stock and the amount of consideration paid therefor set forth in this Item 6 have not been adjusted to reflect the Stock Split.

Stockholder’s Agreement

On September 8, 2000, in connection with the consummation of the transactions contemplated by the merger agreement pursuant to which TDG Illinois acquired various shares of Common Stock (filed as Exhibit 2.1 hereto and incorporated herein by reference), the Issuer and TDG Illinois entered into the Stockholder’s Agreement. The Issuer and TDG entered into the Amendment in connection with the sale by TDG of 1,889,512 shares of Common Stock to the Issuer for aggregate consideration of $138,057,194.28. On February 29, 2016, TDG transferred 4,000,000 shares of Common Stock of the Issuer to Holdings. In connection therewith and in accordance with the terms of the Stockholder’s Agreement, Holdings agreed to assume all of TDG’s obligations under the Stockholder’s Agreement and to be bound by the Stockholder’s Agreement as if Holdings had been an original signatory to the Stockholder’s Agreement. On June 9, 2017, the Issuer and Holdings entered into the Amended and Restated Agreement in connection with the sale by Holdings of 2,000,000 shares of Common Stock to the Issuer for aggregate consideration of $158,782,444 pursuant to the 2017 Stock Repurchase Agreement.

Subject to certain limitations, Holdings may make transfers pursuant to Rule 144 under the Securities Act or private placements.

Holdings has the right to transfer its securities in an underwritten public offering under the Securities Act in accordance with the terms for registrations rights contained in the Amended and Restated Agreement. Holdings has, subject to certain conditions, both demand and “piggyback” registration rights until Holdings no longer holds at least 5% of the then outstanding Common Stock.

Craig J. Duchossois served as a member of the board of directors of the Issuer until the expiration of his then-current term on April 24, 2018.

Voting Trust Agreement

As of July 3, 2019 (the “Effective Date”), Holdings and TDG (the “Beneficiaries”) and Craig J. Duchossois (the “Voting Trustee”) entered into a voting trust agreement (the “Voting Trust Agreement”) whereby the Beneficiaries transferred and relinquished to the Voting Trustee all rights and powers attendant to their equity interests in the Issuer (except for the right to receive distributions), including the right to vote, assent, or consent with respect thereto, and to take part in and consent to any corporate or shareholder action of any kind whatsoever with respect thereto. The Voting Trust Agreement will terminate on the earlier of ten years after (i) the Effective Date or (ii) the sale of all of the equity interests in the Issuer to an unaffiliated third party, subject to earlier termination up on the written consent of the Beneficiaries and Voting Trustee.

Item 7 is hereby amended in its entirety to read as follows:

Item 7. Material to be Filed As Exhibits.

Exhibit 1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to Amendment No. 9 to Schedule 13D/A (Commission File No. 005-30865) dated March 17, 2022)

Exhibit 2.1	Amended and Restated Agreement and Plan of Merger (incorporated by reference to Annex A to the Issuer’s Definitive Proxy Statement on Schedule 14A (Commission File No. 0-01469) dated August 10, 2000)

Exhibit 2.2	Stock Repurchase Agreement dated November 19, 2015 between the Issuer and TDG (incorporated by reference to Exhibit 2.2 to Amendment No. 5 to Schedule 13D/A (Commission File No. 005-30865) dated November 19, 2015)

Exhibit 3	[Reserved]

Exhibit 4	[Reserved]

Exhibit 5.1	Form of Stockholder’s Agreement (incorporated by reference to Annex C to the Issuer’s Definitive Proxy Statement on Schedule 14A (Commission File No. 0-01469) dated August 10, 2000)

Exhibit 5.2	First Amendment to Stockholder’s Agreement dated November 19, 2015 (incorporated by reference to Exhibit 5.2 to Amendment No. 5 to Schedule 13D/A (Commission File No. 005-30865) dated November 19, 2015)

Exhibit 5.3	Joinder to Stockholder’s Agreement dated February 29, 2016 (incorporated by reference to Exhibit 5.3 to Amendment No. 6 to Schedule 13D/A (Commission File No. 005-30865) dated March 3, 2016)

Exhibit 5.4	Amended and Restated Stockholder’s Agreement dated June 9, 2017 (incorporated by reference to Exhibit 5.4 to Amendment No. 7 to Schedule 13D/A (Commission File No. 005-30865) dated June 14, 2017)

Exhibit 5.5	Stock Repurchase Agreement dated June 9, 2017 between the Issuer and Holdings (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer (Commission File No. 001-33998) with the Securities and Exchange Commission on June 12, 2017)

Exhibit 5.6	Voting Trust Agreement dated July 3, 2019 (incorporated by reference to Exhibit 5.6 to Amendment No. 8 to Schedule 13D/A (Commission File No. 005-30865) dated February 1, 2021)

Exhibit 5.7	Stock Repurchase Agreement dated February 1, 2021 between the Issuer and Holdings (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer (Commission File No. 001-33998) with the Securities and Exchange Commission on February 2, 2021)

Exhibit 5.8	Letter Agreement dated February 1, 2021 between the Issuer and Holdings (incorporated by reference to Exhibit 5.8 to Amendment No. 8 to Schedule 13D/A (Commission File No. 005-30865) dated February 1, 2021)

Exhibit 5.9*	Stock Repurchase Agreement dated December 18, 2023 between the Issuer and Holdings.

*	Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2023	/s/ Craig J. Duchossois
Craig J. Duchossois

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2023	THE DUCHOSSOIS GROUP, INC.

	By:	/s/ Kristen Danyluk
		Name:	Kristen Danyluk
		Title:	Vice President, General Counsel and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2023	CDI HOLDINGS LLC

By:The Duchossois Group, Inc., its manager

	By:	/s/ Kristen Danyluk
		Name:	Kristen Danyluk
		Title:	Vice President, General Counsel and Secretary

Appendix A

Directors, Officers and Control Persons of TDG

Name	Principal Occupation or Employment	Business Address	Nature of Business	Citizenship
Officers of TDG

Duchossois, Craig J.	Executive Chair	Same as above	Same as above	United States

Flannery, Michael E.	Executive Vice President and CFO	Same as above	Same as above	United States

Naski II, Richard A.	Chief Operating Officer	Same as above	Same as above	United States

Jallits, David J.	Chief Investment Officer	Same as above	Same as above	United States

Danyluk, Kristen M.	Vice President, General Counsel and Secretary	Same as above	Same as above	United States

Connell, William J.	Vice President, Controller and Treasurer	Same as above	Same as above	United States

Wong, Mary	Vice President, Tax	Same as above	Same as above	United States

Name	Position with TDG	Principal Occupation or Employment	Business Address	Nature of Business	Citizenship
Directors of TDG

Duchossois, Craig J.	Executive Chair	See above	See above	See above	See above

Duchossois-Fortino, Dayle P.	Director	Private Investor	Same as above for TDG	Same as above for TDG	United States

Duchossois, Kimberly T.	Director	Private Investor	Same as above for TDG	Same as above for TDG	United States